**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**



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**FORM 6-K**

**Report of Foreign Private Issuer**



Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 10, 2002

**ING Groep N.V.**
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on April 10, 2002

ING

**PRESS RELEASE**

Amsterdam, 10 April 2002

**ING and ANZ close deal to form funds management and life insurance joint venture in Australia**

ING today announced the formation of a joint venture with ANZ, one of Australia's major banks, to create a leading position in funds management and life insurance in Australia and New Zealand. The joint venture, to be established on 1 May 2002, will be known as ING Australia Limited.

ING Australia Limited will be owned 51% by ING Group and 49% by ANZ. Both shareholders will have an equal say in strategic decisions. There will be an equal Board representation with four ANZ nominees and four ING Group nominees. The Chief Executive Officer of ING Australia Limited will be Mr. John Wylie who, since early 2001, has been Managing Director of the ING business that will become part of the joint venture. The deal creates a business valued at AUD 3.75 billion with ING contributing businesses valued at AUD 2874 million and ANZ contributing businesses valued at AUD 879 million. Also, ANZ is making a capital contribution of AUD 960 million reflecting the relative value of the businesses contributed to the joint venture.

The joint venture will provide funds management and insurance products to ANZ's corporate and personal business under the ANZ brand and through professional adviser networks under the ING brand. It will outsource investment management activities to ING Group's specialist investment business, ING Investment Management, which will also acquire ANZ's Asset Management business in Australia. The combined cost base of the joint venture will be AUD 360 million and cost synergies created through the joint venture are expected to be 10-15% of this cost base per annum, to be achieved over a three to four year period, with the majority achieved by the end of 2004. In addition, there are considerable revenue synergies.

Mr. Fred Hubbell, ING Group Executive Board member and chairman of the Executive Committee Asia/Pacific, said the partnership with ANZ continues ING's long term commitment to growth in Australia and New Zealand. "Australia is one of the most highly developed and fastest growing wealth management markets in the world

**- more -**

and ING has been very successful here over a long time. This joint venture with one of Australia's leading banks now positions us for even greater growth as a market leader with distinctive strengths," Mr. Hubbell said.

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Press enquiries:

Stephen Sinclair, ING Australia, tel.: +61 2 92 34 84 68
Joyce Hulst, ING Group, tel.: +31 20 541 54 69

**Notes for editors:**

The joint venture will have a leading position in funds management and life insurance:

- Top 4 position in retail funds management in Australia and the leading position in New Zealand with total funds under management and administration of AUD 38.4 billion.
- Through the joint venture and their other entities ING and ANZ's combined funds under management and administration will be AUD 45 billion in Australia and AUD 5 billion in New Zealand.
- Top 5 position in life risk insurance in Australia.
- An outstanding customer proposition – access and advice through the customer's channel of choice; product and service from a specialist provider; and access to global investment capability.
- A strong growth platform leveraging diversified distribution – over 6.000 professional financial advisers in Australia and New Zealand, and through ANZ's bank channels.

For clarification, the following will not be included in the joint venture: ANZ's distribution businesses and financial planners, ANZ Trustees and Lenders Mortgage Insurance, ING's Australian general insurance interests, ING Investment Management, ING Real Estate, and ING's wholesale, investment banking and retail banking operations, including ING Direct.

For further information please refer to:

- www.ing.com
- www.ing.com.au
- www.anz.com

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________

C. F. Drabbe
Assistant General Counsel

Dated: April 10, 2002